1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Aug 11, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/08/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director
Finance Department

Exhibit

Exhibit	Description
1.	Announcement on 2006/07/21:To amend Annual Report 2005

2.	Announcement on 2006/08/02:To announce the completion of capital amendment registration about the capital reduction of revocation shares repurchase

3.	Announcement on 2006/08/10: Chunghwa Telecom announced its revenue of NT$15.50 billion for July 2006

4.	Announcement on 2006/08/10: Aug 2006 sales

EXHIBIT 1

To amend Annual Report 2005

Date of events: 2006/07/21

Contents:

1.	Date of occurrence of the event:2006/07/21

2.	Name of the company:Chunghwa Telecom Co., Ltd.

3.	Relationship to the company (listed company or affiliated company):Listed company.

4.	The shareholding ratios of mutual holding:NA

5.	Cause of occurrence:Amendment of Annual Report 2005 on page 30-33, 36, 39-40,108-110.

6.	Countermeasures:The amended annual report will reupload to Market Observation Post System.

7.	Any other matters that need to be specified:NA

EXHIBIT 2

To announce the completion of capital amendment registration about the capital reduction of revocation shares repurchase

Date of events: 2006/08/02

Contents:

1.	Date of the Competent Authority’s approval of the capital reduction:2006/04/17

2.	Date of completion of capital amendment registration:2006/08/01

3.	Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share): The effective date of capital reduction:2006/06/30; The amount of paid-in capital (shares outstanding) before the capital reduction: NT$96,477,249,020 (9,647,724,902 shares); The amount of capital (shares) reduction: NT$1,920,000,000 (192,000,000shares); The amount of paid-in capital (shares outstanding) after the capital reduction: NT$94,557,249,020 (9,455,724,902 shares); Net worth per share before the capital reduction: NT$38.86; Net worth per share after the capital reduction: NT$39.65; Net worth per share raise about 2.03% due to the capital reduction (re. according to the internal figures ended 2006/06/30)

4.	Share conversion operations plan:N/A

5.	Any other matters that need to be specified:None

EXHIBIT 3

Chunghwa Telecom announced its revenue of NT$15.50 billion for July 2006

Date of events: 2006/08/10

Contents:

1.	Date of occurrence of the event:2006/08/10

2.	Name of the company:Chunghwa Telecom Co., Ltd.

3.	Relationship to the company (listed company or affiliated company):Listed company.

4.	The shareholding ratios of mutual holding:NA

5.	Cause of occurrence:Chunghwa Telecom’s revenue for July 2006 was NT$15.50 billion. For the first seven months, the internal figures for accumulative revenue were NT$100.62 billion, accumulative income from operations were NT$34.7 billion, accumulative net income was NT$26.3 billion and EPS was NT$2.76.

6.	Countermeasures:NA

7.	Any other matters that need to be specified:NA

EXHIBIT 4

Chunghwa Telecom

Aug 10, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2006

1) Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
July	Invoice amount	17,611,836	18,049,028	- 437,192	-2.42%
Jan -July	Invoice amount	122,241,138	122,083,936	157,202	0.13%
July	Net sales	15,555,753	15,524,582	31,171	0.20%
Jan -July	Net sales	106,150,094	105,243,664	906,430	0.86%

b Trading purpose : None